EXHIBIT 5


              [McGuire, Woods, Battle & Boothe, L.L.P. letterhead]


                                  June 12, 1997



Heilig-Meyers Company
2235 Staples Mill Road
Richmond, Virginia 23230

Ladies and Gentlemen:

         You propose to file as soon as possible with the Securities and Exchange Commission a registration statement on Form S-8 (the "Registration Statement") relating to the Heilig-Meyers 1994 Stock Option Plan (the "Plan"). The Registration Statement covers 1,000,000 additional shares of Common Stock which have been reserved for issuance under the Plan. The Registration Statement also covers 1,000,000 Rights to Purchase Preferred Stock, Series A, $10.00 par value, of the Company (the "Rights"), attached in equal number to the shares of Common Stock which may be issued under the Plan.

         We are of the opinion that the 1,000,000 additional shares of Common Stock which are authorized for issuance under the Plan, when issued or sold in accordance with the terms and provisions of the Plan, will be duly authorized, legally issued, fully paid and nonassessable.

         We also reaffirm our opinion regarding the Rights given to the Company's Board of Directors as confirmed in our letter of February 17, 1988, attached to our opinion filed as Exhibit 5 to the Heilig-Meyers Company Registration Statement (No. 33-64616) on Form S-8. In our opinion regarding the Rights, we discussed whether certain provisions of Section 13.1-638 of the Virginia Code might prohibit the restrictions on transfer imposed under the agreement governing the Rights. The Virginia Code has been amended to provide that, notwithstanding such provisions of Section 13.1-638, the terms of rights issued by a corporation may include restrictions on transfer by designated persons or classes of persons.

         We consent to the use of this opinion as Exhibit 5 to the Registration Statement.

                               Very truly yours,


                               /s/ McGuire, Woods, Battle & Boothe, L.L.P.